SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2004

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transaction period from                                  to                                 .

Commission file number: 21859.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Factory Card Outlet of America, Ltd. Incentive Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Factory Card & Party Outlet Corp.

2727 Diehl Road

Naperville, Illinois 60563

Required Information

Item 4

In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the fiscal years ended December 31, 2004 and December 31, 2003.

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Committee of

Factory Card Outlet of America, Ltd. Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of Factory Card Outlet of America, Ltd. Incentive Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2004 and delinquent participant contributions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 27, 2005

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Participant-directed investments at fair value (Note 3)	$7,176,646	$6,215,801

Receivables:
Employer contributions	10,826	9,154
Participant contributions	40,061	33,086

Total receivables	50,887	42,240

Total assets	7,227,533	6,258,041
LIABILITIES—Excess contributions payable	131,282	71,540

NET ASSETS AVAILABLE FOR BENEFITS	$7,096,251	$6,186,501

See notes to financial statements.

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Contributions:
Participant contributions	$756,147
Employer contributions	208,298
Rollover contributions	18,099

Total contributions	982,544

Investment income:
Net appreciation in fair value of investments	370,975
Dividends and distributions from mutual funds	124,316
Interest	66,539

Net investment income	561,830

DEDUCTIONS:
Benefits paid to participants	(503,342)
Refund of excess participant contributions	(131,282)

Total deductions	(634,624)

INCREASE IN NET ASSETS	909,750
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,186,501

End of year	$7,096,251

See notes to financial statements.

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2004 AND 2003, AND FOR THE

YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Factory Card Outlet of America, Ltd. Incentive Savings Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees, except those governed by a collective bargaining agreement, of Factory Card Outlet of America, Ltd. (the ”Company”) who have completed 1,000 hours of service within the first six months of employment and are twenty-one years of age. If the employee has not completed 1,000 hours of service within the first six months of employment, then the employee will have satisfied the service requirement once credited with a Year of Service. The Company controls and manages the operation and administration of the Plan. Franklin Templeton serves as the trustee and investment manager of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may elect to have compensation deferred by up to the maximum percentage allowable not to exceed the limits of Internal Revenue Code (“IRC”) Sections 401(k), 402(g), 404 and 415, as defined in the Plan. The Company may make matching contributions equal to a discretionary percentage, determined by the Company, of participants’ salary reductions. Generally, only those participants who have made salary reduction contributions in the current year and have completed 1,000 hours of service will receive a matching contribution. In 2004, the Company discretionary match was at the rate of 33 percent of the first six percent (6 percent) of a participant’s salary reduction contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds as investment options for participants. Participants were able to direct contributions into Factory Card Outlet Corp. (“Predecessor Company”) common stock until 1999 when trading in the stock was suspended due to the Company filing for bankruptcy. New Factory Card & Party Outlet Corp. (“Successor Company”) common stock was issued on May 17, 2002, but participants are not given the option of directing the investment of their contributions into the new common stock.

Vesting—Participants are vested immediately in their contributions, employer matching contributions and actual earnings thereon and thus not subject to forfeiture.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the time of issuance plus 1 percent as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan primarily utilizes various mutual funds as investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices. The shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

The Plan’s investment in the Stable Value Fund, a common collective trust fund, is valued at the amount of participant and Company contributions plus accrued interest thereon (contract value.) The fund invests in investment contracts issued or sponsored by various insurance companies, commercial banks and investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The fund’s crediting interest rates at December 31, 2004 and 2003 were 4.03 percent and 3.03 percent, respectively, and the effective interest rate for the year ended December 31, 2004 was 3.04 percent.

Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in registered investment companies sponsored by the Company’s trustee, Franklin Templeton, are deducted from income earned and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

Administrative Expenses—Administrative expenses of the Plan, are paid by the Company as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $75,327 and $1,129 at December 31, 2004 and 2003, respectively.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003
Franklin Templeton investment funds:
Stable Value Fund, 2,115,278 and 1,840,099 shares, respectively	$2,115,278	$1,840,099
U.S. Government Securities Fund, 105,333 and 105,307 shares, respectively	701,516	710,822
Mutual Qualified Fund, 47,682 and 43,805 shares, respectively	925,511	779,721
Balance Sheet Investment Fund, 13,878 and 12,280 shares, respectively	808,533	584,162
Growth and Income Fund, 112,684 and 113,648 shares, respectively	1,246,284	1,178,533
Growth Target Fund, 29,177 shares	384,255

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Factory Card Outlet Unitized Stock Fund	($15,600)
Franklin Templeton investment funds:
Franklin Stable Value	(138)
US Govt Securities	(9,255)
Mutual Qualified	71,395
Capital Growth Fund	78,778
Balance Sheet Fund	137,827
Foreign Fund	34,743
Conservative Target	10,296
Moderate Target	22,407
Growth Target	35,647
Fidelity Advisor Mid Cap	3,332
Growth Fund of America	1,543

Net appreciation in fair value of invesments	$370,975

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Franklin Templeton. Franklin Templeton is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2004 and 2003, the Plan held 25,160 units of the Factory Card & Party Outlet Corp. Unitized Stock Fund with a cost basis of $134,543 and a fair value of $19,374 and $34,973, respectively. These transactions qualify as party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 2001, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to Form 5500:

2004
Net assets available for benefits per the financial statements	$7,096,251
Amounts allocated to withdrawing participants	(75,327)

Net assets available for benefits per the Form 5500	$7,020,924

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

Benefits paid to participants per the financial Statements	$503,342
Add: Amounts allocated to withdrawing participants	75,327

Benefits paid to participants per Form 5500	$578,669

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted certain September 2004 participant contributions to the trustee on December 31, 2004, which was later than required by D.O.L. Regulation 2510.3-102. The Company has not yet filed Form 5330 with the IRS and has not yet paid the required excise tax on the transactions. The participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

9.	SUBSEQUENT EVENTS

On January 31, 2005, the 401 (k) Committee of the Company made the following three amendments to the Plan which are effective January 1, 2005: 1.) eligibility requirements for participation in the Plan are twenty-one years of age and 1000 hours worked 2.) participant maximum contribution of income is 50% of their pre-tax annual salary and 3.) eligible participants age 50 years and over can defer an additional $4,000 to the Plan.

******

SUPPLEMENTARY SCHEDULES

INCENTIVE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF

YEAR) DECEMBER 31, 2004

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Factory Card & Party Outlet Corp. Unitized Stock Fund	Company Stock	$19,374
*	Franklin Templeton Investment Funds:
	Stable Value Fund	Common Collective Trust Fund	2,115,278
	Balance Sheet Investment Fund	Mutual Fund	808,533
	Conservative Target Fund	Mutual Fund	184,600
	Foreign Fund	Mutual Fund	264,983
	Growth and Income Fund	Mutual Fund	1,246,284
	Growth Target Fund	Mutual Fund	384,255
	Moderate Target Fund	Mutual Fund	307,414
	Mutual Qualified Fund	Mutual Fund	925,511
	U.S. Government Securities Fund	Mutual Fund	701,516
	Fidelity Advisor Mid Cap	Mutual Fund	33,430
	Growth Fund of America	Mutual Fund	20,664
*	Various Participants	Participant loans (maturing 2004 to 2008 at interest rates of 5.00% to 10.5%)	164,804

Total			$7,176,646

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

FACTORY CARD OUTLET OF AMERICA, LTD.

INCENTIVE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a - DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period prescribed in 29 CFR 2510.3-102” was answered “yes”.

Identity of Party Involved	Description of Transactions	Amount of Contribution	Amount of Interest
Factory Card & Party Outlet	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The September 24, 2004 participants’ contribution was remitted on December 31, 2004.	$186.60	$5.60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized.

Date: June 29, 2005

FACTORY CARD OUTLET OF AMERICA, LTD. INCENTIVE SAVINGS PLAN

By:	/s/ James D. Constantine
James D. Constantine
401(k) Committee Member

By:	/s/ Michael Perri
Michael Perri
401(k) Committee Member

By:	/s/ Timothy J. Benson
Timothy J. Benson
401(k) Committee Member

By:	/s/ John Kromer
John Kromer
401(k) Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

13